UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☒                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 0-21080

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 2900

Houston, TX 77002-5217

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits for each of the years ended December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplementary Schedules:

Schedule of Assets (Held at End of Year) at December 31, 2005

Schedule of Reportable Transactions for the year ended December 31, 2005

Signature

Exhibit Index

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, TX
June 27, 2006

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2005	2004
Investments:
Corporate Stock
Participant directed	$38,756	$24,576
Non-participant directed	12,563	9,846
Registered investment companies	67,631	61,408
Common and collective trust funds	20,060	20,388
Participant loans	2,719	2,344
Total investments	141,729	118,562

Receivables	405	453

Net Assets Available for Benefits	$142,134	$119,015

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

	Year Ended December 31,
	2005	2004
Investment income (loss):
Net appreciation in fair value of investments as determined by quoted market price	$12,320	$11,377
Net appreciation in fair value of common and collective trust funds	138	275
Interest	117	101
Dividends	4,887	3,435
	17,462	15,188
Contributions:
Employer (noncash at fair value)	3,404	2,536
Participant	6,570	4,834
Rollovers	2,726	2,968
	12,700	10,338

Total additions	30,162	25,526

Deductions:
Benefits paid	(7,043)	(3,184)

Total deductions	(7,043)	(3,184)

Net increase	23,119	22,342

Net assets available for benefits:
Beginning of year	119,015	96,673
End of year	$142,134	$119,015

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Notes to Financial Statements
December 31, 2005

(Dollars in Thousands)

NOTE A - DESCRIPTION OF THE PLAN

General:  The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan Document for a more complete description of its provisions. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”). The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc. (the “Company”) is the Plan Sponsor (the “Plan Sponsor”). The Plan is administered by the Plan Sponsor and advised by a committee whose members are appointed by the Plan Sponsor, the Pension Administration Committee (the “PAC”). T. Rowe Price Trust Company (the “Trustee”) is the Trustee for the Plan. T. Rowe Price Retirement Plan Services, Inc. has been designated recordkeeper of the Plan by the PAC.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire. Temporary employees are eligible to participate after a year of service as defined in the Plan.

The Plan was amended in 2005 to clarify certain Plan language and definitions. Additional amendments to the Plan in 2005 provide for automatic enrollment of new employees in the Plan effective October 1, 2004, at a deferral rate of 2% of Credited Compensation, as well as clarification of the timing and manner of distributions of any accrued benefit with a lump sum value greater than $1. Provisions were also added to recognize prior service under the Plan for employees who were hired by the Sponsor in connection with the acquisition of the assets of Kahuna Gas, LLC, U.S. Oil Co., Inc., Shell US Gas and Power LLC, and Devon Gas Services. The Plan was amended in April 2004 and March 2005 in connection with the acquisitions of certain entities in 2004 and the related hiring of employees associated with the entities acquired. The Board of Directors of the Company continues to have authority to amend the Plan in any regard at any time.

Contributions:  All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2005 and 2004 was $14 and $13, respectively. The statutory maximum amount is increased by the “catch-up” contribution amount of $4 and $3 for 2005 and 2004, respectively, for anyone who attained age 50 or older during the year.

The Company will match 100% of a participant’s pre-tax contributions (not including the catch-up contribution) up to the percentages of compensation set forth below, based on the participant’s years of service:

Less than one year of service:	2% match
One year of service:	3% match
Two years of service:	4% match
Three or more years of service:	5% match

Service for designated affiliates and predecessor employers may be taken into account for this purpose, as designated in the Plan.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below. A participant contributes to the Plan by electing to defer a portion of his or her salary that would otherwise be payable to such participant. All matching contributions are made in Enbridge Inc. Stock. At the participants’ discretion, and subject to the terms of the Plan, the participants may transfer up to 50% of the matched contributions to the remaining investment options available under the Plan.

Vesting:  Participants are fully vested in all contributions to the Plan. Neither an amendment to the Plan nor the termination of the Plan may reduce the vested amount credited to any participant’s account without the consent of the participant, unless such reduction is necessary to 1) comply with applicable regulatory requirements; 2) enable the Plan to remain qualified; or 3) enable the contributions by the Company to the Plan to be deductible. In addition, neither the amendment nor the termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets, nor divert any assets to purposes other than for the exclusive benefit of participants and their beneficiaries. In the event of Plan termination, the Company will make distributions to participants as soon as administratively feasible.

Plan Termination:  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Plan shall distribute the full amount of each participant’s account.

Investment options:  A brief description of the Plan’s investment options follows. For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund - The Enbridge Inc. Stock Fund seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent company of the Company.

T. Rowe Price U.S. Treasury Intermediate Bond Fund - The T. Rowe Price U.S. Treasury Intermediate Bond Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal by investing in U.S. Government obligations, mortgage and asset backed securities and investment grade corporate debt issues having a remaining effective maturity of no more that 10 years from the time of purchase. The Plan no longer offers this fund as an investment option. Effective October 1, 2004, the T. Rowe Price Spectrum Income Fund replaced the T. Rowe Price U.S. Treasury Intermediate Fund as an income investment option. If plan participants had assets in the U.S. Treasury Intermediate Fund, they had until March 31, 2005 to request an exchange to a new investment option(s). Any assets remaining in the U.S. Treasury Intermediate Fund at that time were transferred to the Spectrum Income Fund.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund seeks income, conservation of principal, and long-term growth of principal and income. Stocks generally compose 60-65% of the fund’s assets, bonds 30% to 40%, and up to 5% in cash, but the fund may hold up to 75% of assets in common stocks and convertibles. The stock portion of the fund is invested in well established companies, while the balance of the fund’s assets are invested in high-quality, fixed income securities, such as U.S. Treasuries, mortgage backed securities, and corporate bonds.

T. Rowe Price Equity Income Fund - The T. Rowe Price Equity Income Fund seeks substantial dividend income as well as long-term growth of capital by investing primarily in dividend-paying common stocks of established companies.

T. Rowe Price Mid-Cap Growth Fund - The T. Rowe Price Mid-cap Growth Fund seeks long-term growth of capital by investing primarily in the common stocks of medium-sized companies with potential for above-average growth.

T. Rowe Price International Stock Fund - The T. Rowe Price International Stock Fund seeks long-term growth of capital through investments primarily in the common stocks of established non-U.S. companies.

T. Rowe Price Small-Cap Stock Fund- The Small-Cap Stock Fund seeks long-term growth of capital through investments in stocks of small companies. A small company is defined as having a market capitalization that falls (i) within or below the range of companies in either the current Russell 2000 Index or the S&P Small-Cap 600 Index or (ii) below the three-year average maximum market cap of companies in either index as of December 31 of the three preceding years.

 T. Rowe Price Blue Chip Growth Fund - The Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings.

T. Rowe Price Spectrum Income Fund — The Spectrum Income Fund seeks a high level of current income with moderate price fluctuations by investing in a diversified group of T. Rowe Price mutual funds that invest primarily in fixed income securities.

Common and Collective Trust Funds:

T. Rowe Price Stable Value Fund - The T. Rowe Price Stable Value Fund seeks to provide a competitive yield while maintaining principal stability by investing primarily in a diversified portfolio of structured investment contracts and guaranteed investment contracts issued by insurance companies and banks.

T. Rowe Price Equity Index Trust - The T. Rowe Price Equity Index Trust seeks to replicate as closely as possible the total return performance of the Standard & Poor’s 500 Composite Index.

Participant Loans:  The Plan allows participants to borrow from their fund accounts, a minimum of $1 up to a maximum of $50 ($25 prior to November 8, 2002) or 50% of their account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction not less frequently than quarterly over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding (one loan limit prior to November 8, 2002). Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance on the loan. The Plan had 24 deemed distributions for the year ended December 31, 2005 and no deemed distributions during the year ended December 31, 2004. The participant loans outstanding at December 31, 2005 and 2004 were $2,719 and $2,344, respectively. The ranges of interest rates charged to participants for outstanding loans were between 5% and 10.5% during the years 2005 and 2004.

Payment of Benefits:  Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution:  a lump sum, installments over a period elected by the participant or in two or more withdrawals, any one of which may be no less than $1 and which may be taken no more frequently than once each calendar quarter. Distributions must commence no later than the required beginning date as set forth in the Plan. Assets of $9,032 and $3,269 associated with former employees were included in the total plan assets for the years ended December 31, 2005 and 2004, respectively.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of medical expenses, purchase of a principal residence, payment of tuition and related fees for a year of post-secondary education, or payments necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence.

Administrative Expenses:  The Company may pay the Trustee fees, brokerage fees, and other administrative expenses incident to administering the Plan, but is not obligated to do so. If the Company does not do so, such costs may be charged against the Plan assets. Loan processing fees are paid by the Plan and are deducted from the individual participant’s accounts when the loan is issued. Administrative expenses related to the 2005 and 2004 plan year were paid by the Company. Administrative expenses paid by the Company were $48 and $39 for 2005 and 2004, respectively.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition:  The Plan’s investments are stated at fair value. Shares of corporate stock and registered investment companies are valued using quoted market prices. Shares of common and collective funds are valued using amounts reported by the Trustee. Amounts reported by the Trustee are stated at fair value as determined in good faith by or under the supervision of the Trustee. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Benefit Payments:  Benefit distributions are recorded when paid.

Risks and Uncertainties:  The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect participant account balances and the amounts reported in the financial statements.

NOTE C - INCOME TAX STATUS

By resolution of the Board of Directors of Enbridge (U.S.) Inc. effective February 28, 2002, the Plan was amended and restated to comply with law changes (commonly referred to as “GUST” amendments), to incorporate Plan amendments since its last restatement and to make amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001. The restated Plan was submitted to the Internal Revenue Service on February 28, 2002, which issued a favorable tax determination letter on January 30, 2003. The plan has been amended since receiving the determination letter (see Note A). Where operational non-compliance has been discovered, the Company has taken action, with the assistance of legal counsel, to correct such non-compliance in accordance with applicable IRS guidance. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE D - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Participant Directed
Dodge and Cox Balanced Fund	$28,212	$26,137
T. Rowe Price Equity Income Fund	7,963	7,320
T. Rowe Price Mid-Cap Growth Fund	19,899	18,028
T. Rowe Price Stable Value Fund	17,071	17,442
Enbridge Inc. Stock Fund	38,756	24,576

Non-participant Directed
Enbridge Inc. Stock Fund	12,563	9,846

NOTE E - NON-PARTICIPANT DIRECTED INVESTMENTS

As discussed in Note A, all employer-matching contributions are initially invested in the Enbridge Inc. Stock Fund. The Plan provides that 50% of such matching contributions must remain invested in the Enbridge Inc. Stock Fund. At their discretion, and subject to the terms of the Plan, participants may transfer the other 50% to the remaining investment options available under the Plan.

There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2005.

Information about the significant components of the changes in the non-participant directed investment for 2005 and 2004 are as follows:

	Year Ended December 31,
	2005	2004

Investment income (loss):
Net appreciation in fair value of investments	$1,810	$1,656
Interest	7	5
Dividends	347	245
	2,164	1,906

Contributions	1,767	1,325

Total additions:	3,931	3,231

Deductions:
Benefits paid	(1,214)	(177)

Net Increase	2,717	3,054

Balance at beginning of year	9,846	6,792
Balance at end of year	$12,563	$9,846

NOTE F - PARTY-IN-INTEREST INVESTMENTS

At December 31, 2005 and 2004, the Plan held 401,766 and 396,798 shares, respectively, of Enbridge Inc. non-participant directed common stock, and 1,239,389 and 990,450 shares, respectively, of Enbridge Inc. participant directed common stock. A two-for-one stock split was approved by shareholders at the May 5, 2005 Annual and Special Meeting. The shares reflect the effect of this stock split. These shares were purchased on the open market as an investment.  Enbridge Inc. is the indirect parent of the Company.

The following T. Rowe Price funds are managed by T. Rowe Price Associates, Inc.:  Stable Value Fund, U.S. Treasury Intermediate Bond Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Spectrum Income Fund, and Equity Index Trust. T. Rowe Price International, Inc. manages the International Stock Fund. T. Rowe Price Trust Company is the Trustee of the Stable Value Stock Fund and the Equity Index Trust. T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan has been proportionately allocated a portion of the management and other fees charged by T. Rowe Price Associates as Investment Manager for each of the mutual funds held by the Plan. For the Plan years ended December 31, 2005 and 2004, respectively, management and other fees paid to T. Rowe Price Associates, Inc, totaled $546 and $511, respectively.

Transactions resulting in Plan assets being transferred to, or used by, a related party are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Form 5500 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
At December 31, 2005

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value

1.*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company	14,681,760	19,899,239
2.	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company	24,110,715	28,211,549
3.*	T. Rowe Price International Stock Fund	Investment of a Registered Investment Company	2,727,251	2,989,967
4.*	T. Rowe Price Equity Income Fund	Investment of a Registered Investment Company	7,686,864	7,962,883
5.*	T. Rowe Price Small-Cap Stock Fund	Investment of a Registered Investment Company	2,160,959	2,504,563
6.*	T. Rowe Price Blue-Chip Growth Fund	Investment of a Registered Investment Company	2,114,061	2,523,891
7.*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company	3,571,128	3,539,105
8.*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund	17,070,843	17,070,843
9.*	T. Rowe Price Equity Index Trust	Investment of a Common/Collective Trust Fund	2,553,731	2,988,895
10*	Enbridge Inc. Stock Fund — Participant Directed	Common Stock	20,425,170	38,755,708
11*	Enbridge Inc. Stock Fund — Non-Participant Directed	Common Stock	6,731,871	12,563,212
12*	Participant Loans	Interest rate range 5%-10%; Maturity date range 01/15/05 — 01/04/10	-	2,718,973

* Parties-in-Interest

Enbridge Employee Services, Inc.
Employees’ Savings Plan
Form 5500 — Schedule H, Line 4j — Schedule of Reportable Transactions
For the year ended December 31, 2005

a. Identityof Party	b. Description of asset	c. Purchase price	d. Selling price	e. Cost of asset	f. Current value of asset on transaction date	g. Net gain (loss)

Category 1	Single transaction exceeding 5% of plan assets value	None

Category 2	Series of transactions with the same party involving property other than securities exceeding 5% of plan assets value	None

Category 3	Series of transactions in the same security exceeding 5% of plan assets
Enbridge Inc Stock Fund
(Participant Directed)
	Buy Transactions	7,710,501			7,710,501
Sell Transactions
Total Transactions: 238

Category 4	Single transaction with one party exceeding 5% of plan assets value	None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.
EMPLOYEES’ SAVINGS PLAN

Dated: June 28, 2006	/s/ Chris Kaitson
Chris Kaitson
Member of the Administrative Committee of the Enbridge Employee Services, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP